SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781 30 4

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification No. of above person AP Wheels, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,466,329 8. Shared Voting Power 9. Sole Dispositive Power 5,466,329 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person OO

CUSIP No. 420781 30 4	13D	Page 2 of 13

1.	Name of Reporting Person I.R.S. Identification No. of above person Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 3 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 4 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 5 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 6 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 7 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 8 of 13

1.	Name of Reporting Person, I.R.S. Identification of above person Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,466,329 9. Sole Dispositive Power 10. Shared Dispositive Power 5,466,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,329 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person PN

CUSIP No. 420781 30 4	13D	Page 9 of 13

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $.01 (the “Common Stock”), of Hayes Lemmerz International, Inc. (“HLI” or the “Issuer”). The principal executive offices of HLI are located at 15300 Centennial Drive, Northville, Michigan 48167.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (i) AP Wheels, LLC, a Delaware limited liability company (“AP Wheels”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vii) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (viii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”). AP Wheels, the Funds, Management and Advisors V are referred to collectively as the “Reporting Persons.” The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

AP Wheels is principally engaged in the business of investment in securities of the Issuer. The Funds are principally engaged in the business of investing in securities. Each of the Funds is a member of AP Wheels. Management is principally engaged in the business of serving as the manager of each of AP Wheels and the Funds. Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.

AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management. AIFVM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V. Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page10 of 13

Item 3. Source and Amount of Funds or Other Consideration

The Issuer and certain of its subsidiaries filed for bankruptcy on December 5, 2001 under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Modified First Amended Joint Plan of Reorganization of HLI And Its Affiliated Debtors and Debtors in Possession (the “Plan”), which was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) pursuant to an order entered on May 12, 2003, on the effective date of the Plan AP Wheels was entitled to receive shares of the Issuer’s Common Stock, warrants exercisable for shares of the Issuer’s Common Stock (the “Series A Warrants”), shares of Series A cumulative redeemable exchangeable preferred stock, par value $.01 (the “Series A Preferred Stock”) of HLI Operating Company, Inc. (“HLI Operating”) that are exchangeable into shares of the Issuer’s Common Stock and cash. The Plan became effective on June 3, 2003. AP Wheels was entitled to receive such shares, warrants and cash because it beneficially owned Class 5 senior note and Class 6 subordinated note claims under the Plan. Under the Plan, Class 5 senior note claims were held by holders of the Issuer’s 11.875% Senior Notes due 2006 (the “Senior Notes”). Class 6 subordinated note claims were held by holders of the Issuer’s 8.25% Senior Subordinated Notes due 2008, 9.125% Senior Subordinated Notes due 2007 and the 11.0% Senior Subordinated Notes due 2006 (collectively, the “Subordinated Notes”). AP Wheels held an aggregate of $120,970,000 in principal amount of Senior Notes and $27,185,000 in principal amount of Subordinated Notes. Prior to confirmation of the Plan, the Reporting Persons were granted a right to appoint two initial members of the Issuer’s Board of Directors upon effectiveness of the Plan. The Reporting Persons were also granted the right, together with certain other members of the creditors’ committee, to appoint an additional initial member of the Issuer’s Board of Directors. Pursuant to the terms of the Plan, the general unsecured claims of AP Wheels with respect to the Senior Notes and the Subordinated Notes it held were satisfied in exchange for AP Wheel’s pro rata share of cash distributed by the Issuer to the respective indenture trustees for the Senior Notes and the Subordinated Notes, and the distribution of the shares of the Issuer’s Common Stock, the Series A Preferred Stock and the Series A Warrants reported herein.

Item 4. Purpose of Transaction

As described in Item 3 above, upon the effectiveness of the Plan on June 3, 2003 AP Wheels acquired 5,346,984 shares of the Issuer’s Common Stock, 17,823 shares of Series A Preferred Stock and Series A Warrants exercisable for 42,273 shares of the Issuer’s Common Stock.

Each share of Series A Preferred Stock is entitled to receive a Liquidation Preference of $100 and to receive cumulative cash dividends at a rate per share of 8% of the Liquidation Preference per annum, payable in arrears on a quarterly basis when, as and if declared by the Board of Directors of HLI Operating. Holders of shares of Series A Preferred Stock may at any time exchange their shares of Series A Preferred Stock into shares of the Issuer’s Common Stock. Each share of Series A Preferred Stock is exchangeable into that number of shares of the Issuer’s Common Stock determined by dividing the sum of the aggregate Liquidation Preference of the Series A Preferred Stock exchanged plus the amount of dividends accrued and unpaid upon such shares of Series A Preferred Stock, by 125% of the Emergence Share Price, as defined in the Plan. The Emergence Share Price is $18.50, subject to adjustment upon a stock split, stock dividend, recapitalization or similar transaction with respect to the Issuer’s Common Stock. The number of shares of the Issuer’s Common Stock to be received by the Reporting Persons upon exchange of the Series A Preferred Stock may vary depending on whether HLI Operating has paid the dividends to which the holders of shares of Series A Preferred Stock are entitled and whether the Emergence Share Price has been adjusted.

The Series A Warrants held by AP Wheels are exercisable for 42,273 shares of the Issuer’s Common Stock. The Series A Warrants may be exercised upon notice to the Issuer and payment of the exercise price of $25.83 per share, subject to adjustment.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Amended and Restated Certificate of Incorporation of HLI Operating Company, Inc. and the Warrant Agreement between HLI Holding Company, Inc. and Mellon Investor Services LLC as Warrant Agent dated as of June 2, 2003, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

All of the shares of Common Stock reported herein, including the shares issuable in exchange for shares of the Series A Preferred Stock and upon exercise of the Series A Warrants were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, to acquire additional shares of Series A Preferred Stock, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, or the Series A Preferred Stock, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Wheels who may be viewed to be controlled by the Funds as a group. The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Wheels. AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Management. Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Advisors. The Funds, Management, Advisors V, AIFVM and Capital Management V disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by AP Wheels and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a) As described in Item 3 above, upon the effectiveness of the Plan on June 3, 2003 AP Wheels acquired 5,346,984 shares of the Issuer’s Common Stock, 17,823 shares of Series A Preferred Stock and Series A Warrants exercisable for 42,273 shares of the Issuer’s Common Stock. As of the date hereof, each share of Series A Preferred Stock is exchangeable for approximately 4.32 shares of Common Stock as described in item 4, or an aggregate of 77,072 shares of Common Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are exchangeable and for which the Series A Warrants are exercisable may vary upon the occurrence of certain events described in Item 4. Assuming the exchange as of the date hereof of all of the shares of Series A Preferred Stock and the exercise of all of the Series A Warrants beneficially owned by AP Wheels, the Reporting Persons would beneficially own in the aggregate 5,466,329 shares of Common Stock, representing approximately 18.1% of the outstanding Common Stock of the Issuer. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 30,000,000 outstanding shares of Common Stock of the Issuer, as represented to the Reporting Persons by the Issuer on June 2, 2003.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the responses to Items 3 and 4 above, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Amended and Restated Certificate of Incorporation of HLI Operating Company, Inc.

Exhibit 3:	Warrant Agreement between HLI Holding Company, Inc. and Mellon Investor Services LLC as Warrant Agent dated as of June 2, 2003.

Exhibit 4:

Modified First Amended Joint Plan of Reorganization of Hayes Lemmerz International, Inc. and Its Affiliated Debtors and Debtors in Possession, dated April 9, 2003, as Further Modified (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2003).

Exhibit 5:

Revised Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. §§ 1129(a) and Fed. R. Bankr. P. 3020 Confirming Modified First Amended Joint Plan of Reorganization of Hayes Lemmerz International, Inc. and Its Affiliated Debtors and Debtors in Possession, dated April 9, 2003, as Further Modified (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 21, 2003).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: June 4, 2003	AP WHEELS, LLC

	By:	APOLLO MANAGEMENT V, L.P. as Manager

By:	AIF V MANAGEMENT, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO INVESTMENT FUND V, L.P.

	By:	APOLLO ADVISORS V, L.P. Its General Partner

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO OVERSEAS PARTNERS V, L.P.

	By:	APOLLO ADVISORS V, L.P. Its General Partner

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO NETHERLANDS PARTNERS V (A), L.P.

	By:	APOLLO ADVISORS V, L.P. Its General Partner

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO NETHERLANDS PARTNERS V (B), L.P.

	By:	APOLLO ADVISORS V, L.P. Its General Partner

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO GERMAN PARTNERS V GMBH KG & CO.

	By:	APOLLO ADVISORS V, L.P. Its General Partner

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO MANAGEMENT V, L.P.

By:	AIF V MANAGEMENT, INC. Its General Partner

By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date: June 4, 2003	APOLLO ADVISORS V, L.P.

	By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan. The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers. Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States. Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.